TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: January 5, 2007 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK).

Crew is pleased to provide an update on progress of refurbishment of its recently acquired Nugget Pond processing facility in Newfoundland, Canada.

Refurbishment and commissioning of the plant is proceeding ahead of schedule in preparation for the first delivery of ore from its Nalunaq mine in southern Greenland, expected early February this year. Ore will be shipped through South Brook in Newfoundland and trucked to site at a modest additional cost of USD 13 per tonne until a dedicated unloading facility at Snook’s Arm is constructed mid this year. This will enable processing of ore several months earlier than originally anticipated and improve cash flows from the Nalunaq mine and reduce working capital requirements.

The Nugget Pond plant was formerly operated by Richmont Mines Inc. from 1997 until 2004 and acquired by Crew from New Island Resources Inc. in October 2006.

As previously advised, the acquisition of Nugget Pond is an important initiative to deliver several strategic and financial benefits. Specifically, these include achieve greater control of the overall operation at Nalunaq, reduce cash cost, reduce working capital needs through more regular ore processing and allow for growth in Canada through the Glover Island Joint Venture with New Island Resources.

The Company is also pleased to report that the efficiency program instituted at Nalunaq during 2006 is now delivering improved productivity and further improvements should see the operation achieve its targeted production of 500 – 550 tonnes per day.

Jan A. Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

Endnotes

News Release – January 5, 2007

Crew Gold Announces Early Start at Nugget Pond